UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Archrock Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

03957U 100

(CUSIP Number)

Stephanie C. Hildebrandt

9807 Katy Freeway, Suite 100

Houston, Texas 77024

(281) 836-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: Archrock, Inc.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 70,231,036

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 70,231,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 70,231,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person: HC; CO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: AROC Corp.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 70,231,036

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 70,231,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 70,231,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares : ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person: HC; CO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: AROC Services GP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 70,231,036

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 70,231,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 70,231,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person: HC; OO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: AROC Services LP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 70,231,036

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 70,231,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 70,231,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person: HC; OO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: Archrock Services, L.P.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 70,231,036

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 70,231,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 70,231,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person: HC; CO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: Archrock Partners Corp.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: HC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 41,166,399

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 41,166,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 41,166,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 58.6%

14.	Type of Reporting Person: HC; OO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,363,681 Common Units outstanding as of April 26, 2018.

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: Archrock MLP LP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:*

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 29,064,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 29,064,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 41.4%

14.	Type of Reporting Person: HC; OO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,363,681 Common Units outstanding as of April 26, 2018.

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: Archrock GP LP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: HC; OO

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: Archrock GP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: HC; OO

CUSIP No. 03957U 100	13D

1.	Name of Reporting Person: Archrock General Partner, L.P.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: HC; OO

CUSIP No. 03957U 100	13D

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 28, 2008 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Archrock Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1.                                 Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.                                 Identity and Background.

Item 2 of the Schedule 13D is amended and supplemented by the following:

The list of Listed Persons set forth on Schedule 1 is hereby amended such that the number next to the heading “Amount Beneficially Owned” under each Listed Person’s name is zero (0), indicating that, following the consummation of, and as a result of, the Merger (as defined below), no Listed Person is the beneficial owner of Common Units.

Item 3.                                 Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

On April 26, 2018, the Issuer merged with and into Amethyst Merger Sub LLC, an indirect wholly owned subsidiary of AROC (“Merger Sub”), with the Issuer surviving the merger as an indirect wholly owned subsidiary of AROC (the “Merger”), pursuant to that certain Agreement and Plan of Merger (the “Original Agreement”), dated as of January 1, 2018, by and among the Issuer, AROC, the General Partner and Archrock GP, as amended by Amendment No. 1 to Agreement and Plan of Merger (the “Amendment” and the Original Agreement as amended by the Amendment, the “Merger Agreement”), dated as of January 11, 2018, by and among the Issuer, the General Partner and Archrock GP.  As a result of the Merger, all outstanding Common Units, other than those owned by AROC and its subsidiaries, were canceled and converted into the right to receive 1.40 shares of common stock, par value $0.01 per share, of AROC (the “AROC Common Stock”) per Common Unit.  As a result of the Merger, the Reporting Persons own all of the outstanding Common Units and the Common Units are no longer publicly traded.  Additionally, all of the Issuer’s incentive distribution rights, which were previously owned indirectly by AROC, were canceled and ceased to exist.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Original Agreement and the Amendment, which were filed as Exhibit A and Exhibit B, respectively, to the Schedule 13D on February 14, 2018.

General

Except for those matters set forth above in this Amendment No. 6, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D,

CUSIP No. 03957U 100	13D

although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Statement is amended and supplemented by the following:

As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding Common Units.  Because the registration of the Common Units will be terminated, Common Units held by AROC and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act.  Consequently, this Amendment No. 6 constitutes an exit filing for the Reporting Persons.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7.                                 Material to be Filed as Exhibits.

None.

CUSIP No. 03957U 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2018

ARCHROCK, INC.

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

AROC CORP.

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

AROC SERVICES GP LLC

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

AROC SERVICES LP LLC

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

ARCHROCK SERVICES, L.P.

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

CUSIP No. 03957U 100	13D

ARCHROCK PARTNERS CORP.

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

ARCHROCK MLP LP LLC

By:	/s/ Pamela A. Jasinski
	Name:	Pamela A. Jasinski
	Title:	Manager

ARCHROCK GP LP LLC

By:	/s/ Pamela A. Jasinski
	Name:	Pamela A. Jasinski
	Title:	Manager

ARCHROCK GP LLC

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President and General Counsel

ARCHROCK GENERAL PARTNER, L.P.

By:	ARCHROCK GP LLC, its general partner

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President and General Counsel